444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2021-08

   EPA decision sets up potential review of PolyMet wetlands permit

Company looks forward to presenting scientific evidence showing no downstream water quality effects

St. Paul, Minn., June 4, 2021 - The Environmental Protection Agency today concluded that PolyMet's proposed copper-nickel-precious metals mining project "may affect" waters on the Fond du Lac reservation and in the State of Wisconsin, both of which are located well over 100 river miles downstream, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together "PolyMet" or the "company") TSX: POM; NYSE American: PLM.

EPA's decision does not say PolyMet's project will affect downstream water quality, only that such an effect is possible. The Minnesota Pollution Control Agency (MPCA) certified in 2018 that the project would not affect in-state water quality under section 401 of the Clean Water Act. PolyMet now will present the evidence on which the MPCA relied to the Army Corps of Engineers, which will likely require a hearing to make a final decision on the project's downstream water quality effects.

When in operation, PolyMet's project will collect and treat water, including water that holds mercury and other contaminants from historical taconite mining, resulting in a net reduction of contaminants to the St. Louis River system. "I am hard pressed to understand how our treated water can meet water quality standards at the point of discharge and at other downstream communities closer to the project site, and actually reduce overall mercury loading to the river, but somehow 'may affect' water in places located more than 100 river miles downstream," said Jon Cherry, chairman, president and CEO.

"We disagree with the EPA's new conclusion since the science is clear that water discharges from the NorthMet mine will not only meet water quality standards, but are proven to have a net benefit to the St. Louis River's water quality," Cherry said.

Because EPA's downstream water quality determination is a prerequisite for the section 404 wetlands permit issued to PolyMet by the Corps of Engineers, the Corps placed the permit on hold during EPA's review. That hold is expected to remain in place during any Corps hearing.

PolyMet will work with the EPA and Corps to address this issue. If necessary, it will again demonstrate that its project will cause a net reduction of mercury loading to the St. Louis River.

*  *  * *  *

About PolyMet

PolyMet is a mine development company that owns 100% of the NorthMet Project, the first large-scale project to be permitted within the Duluth Complex in northeastern Minnesota, one of the world's major, undeveloped mining regions. NorthMet has significant proven and probable reserves of copper, nickel and palladium - metals vital to global carbon reduction efforts - in addition to marketable reserves of cobalt, platinum and gold. When operational, NorthMet will become one of the leading producers of nickel, palladium and cobalt in the U.S., providing a much needed, responsibly mined source of these critical and essential metals.

Located in the Mesabi Iron Range, the project will provide economic diversity while leveraging the region's established supplier network and skilled workforce, and generate a level of activity that will have a significant effect in the local economy. For more information: www.polymetmining.com.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2020, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.